

February 23, 2015

Via E-mail
Talfourd H. Kemper, Jr.
General Counsel
Luna Innovations Incorporated
One Riverside Circle, Suite 400
Roanoke, Virginia 24016

> **Re:** **Luna Innovations Incorporated**
> **Registration Statement on Form S-4**
> **Filed February 9, 2015**
> **File No. 333-201956**

Dear Mr. Kemper:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fairness Opinion of Mooreland Partners LLC

1. We note the statement in the fairness opinion provided by Mooreland Partners LLC that the opinion is solely for the information and use of the Board of Directors of the Company in connection with their evaluation of the proposed Merger and may not be used for any other purpose by the Company. Because this statement is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Mooreland Partners LLC's belief that shareholders cannot rely upon the opinion to support any claims against Mooreland Partners LLC arising under applicable state law (e.g., the inclusion of an express disclaimer in Mooreland Partners LLC's engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and

Talfourd H. Kemper, Jr.
Luna Innovations Incorporated
February 23, 2015
Page 2

responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Mooreland Partners LLC would have no effect on the rights and responsibilities of either Mooreland Partners LLC or the board of directors under the federal securities laws.

General

2. Please update your financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Matthew Jones at (202) 551-3786, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

                                        Sincerely,

                                        /s/ *Bryan J. Pitko* <u>for</u>

                                        Jeffrey P. Riedler
                                        Assistant Director

cc: Darren K. DeStefano
       Cooley LLP
       One Freedom Square, Reston Town Center
       11951 Freedom Drive
       Reston, VA 20190